                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:          3235-0145
                                                  Expires:     February 28, 2009
                                                  Estimated average burden
                                                  hours per response........14.5
                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Tecumseh Products Company
                                (Name of Issuer)

                 Class B Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   878895 10 1
                                 (CUSIP Number)

                              Michael A. Indenbaum
                          2290 First National Building
                                660 Woodward Ave.
                          Detroit, Michigan 48226-3506
                                 (313) 465-7632
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 12, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                Page 1 of 7 pages

CUSIP No. 878895 10 1

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons
      (entities only)                                       Michael A. Indenbaum
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)                                                                    [ ]
      (b)                                                                    [X]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)                          Not Applicable
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization              United States of America
--------------------------------------------------------------------------------
                7.    Sole Voting Power                                        0
  Number of     ----------------------------------------------------------------
    Shares      8.    Shared Voting Power                                      0
 Beneficially   ----------------------------------------------------------------
Owned by Each   9.    Sole Dispositive Power                                   0
  Reporting     ----------------------------------------------------------------
 Person With:   10.   Shared Dispositive Power                                 0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person             0
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [X]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)                    0.0%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)                             IN
--------------------------------------------------------------------------------


                                Page 2 of 7 pages

CUSIP No. 878895 10 1

ITEM 1. SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is Class B Common Stock, par value $1.00 per share ("Class B Stock"), of Tecumseh Products Company, a Michigan corporation ("Tecumseh"). The address of Tecumseh's principal executive offices is 100 East Patterson Street, Tecumseh, Michigan 49286.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by Michael A. Indenbaum. Michael A. Indenbaum's business address is 2290 First National Building, 660 Woodward Ave., Detroit, Michigan 48226-3506. Michael A. Indenbaum is an attorney and this is his present principal occupation or employment. He carries on his business as a partner of Honigman Miller Schwartz and Cohn LLP, a law firm organized as a Michigan limited liability partnership ("Honigman"). The principal business address of Honigman at which Michael A. Indenbaum carries on that business is 2290 First National Building, 660 Woodward Ave., Detroit, Michigan 48226-3506.

     Michael A. Indenbaum has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Michael A. Indenbaum has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Michael A. Indenbaum is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 12, 2004 Todd W. Herrick and Toni L. Herrick became trustees of the Ray W. Herrick and Hazel M. Herrick Trusts u/a/d February 26, 1949 and February 24, 1956 f/b/o Kenneth Herrick and his descendants (the "Trusts") after the death of their father. In October 2006, the beneficiaries of the Trusts entered into a Beneficiaries Agreement to Clarify Certain Duties and Authorities of the Trustees, dated October 13, 2006, which was approved by the Probate Court for the County of Lenawee on October 25, 2006 in an Order Modifying Trust Terms (the "Order"). Among other things, the modifications clarified that all decisions of the trustees with respect to the acquisition, retention, voting or any other action regarding shares of capital stock of Tecumseh in the Trusts shall be made by a majority of the trustees who are descendants of Kenneth Herrick, currently Todd W. Herrick and Toni L. Herrick. The trustees believe this modification was a clarification consistent with the way the Trusts had been administered before the clarification. Therefore, while Michael A. Indenbaum is one of three trustees of the Trusts, he does not have voting or investment power over the Class B Stock in the Trusts. No funds or other consideration were involved. The Trusts collectively own 888,113 shares of Class B Stock and 454,441 shares of Class A Common Stock, par value $1.00 per share ("Class A Stock") of Tecumseh.


                                Page 3 of 7 pages

CUSIP No. 878895 10 1

ITEM 4. PURPOSE OF TRANSACTION.

     Michael A. Indenbaum's purpose in serving as one of the trustees of Herrick Foundation is to take part in the management of its charitable activities. Michael A. Indenbaum's purpose in serving as one of the trustees of the Trusts is to take part in the management of the activities of the Trusts, other than the voting or investment powers over the Tecumseh shares held in the Trusts.

     In his capacity as a member of the Board of Trustees of Herrick Foundation, Michael A. Indenbaum expects from time to time to be presented with, give consideration to, and/or act upon, proposals similar to those enumerated below and/or proposals that Herrick Foundation acquire, dispose of, or vote shares of Class B Stock or other securities of Tecumseh, including, without limitation, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued shares of Class B Stock by Tecumseh), gift, pledge or otherwise, including, without limitation, sales of Class B Stock pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. Michael A. Indenbaum, as a member of the Board of Trustees of Herrick Foundation, reserves the right not to acquire Class B Stock or not to dispose of all or part of such Class B Stock if he determines such acquisition or disposal is not in the Herrick Foundation's best interests at that time.

     On February 23, 2007 Herrick Foundation notified Tecumseh that it intends to appear at the 2007 annual meeting of Tecumseh's shareholders in person or by proxy to nominate and vote to elect Todd W. Herrick, Raymond W. Gunn and Steven
J. Lebowski as directors of Tecumseh.

     Other than as described above, Michael A. Indenbaum does not have any current plans or proposals which relate to, or would result in, (a) the acquisition by any person or additional securities of Tecumseh, or the disposition of securities of Tecumseh, except for the disposition of shares of Class B Stock required by rules under the Internal Revenue Code of 1986, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Tecumseh or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of Tecumseh or any of its subsidiaries,
(d) any change in the present board of directors or management of Tecumseh, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except as described above and except that, from time to time, Tecumseh might add additional directors to fill existing vacancies if it finds qualified candidates willing to serve and from time to time, directors might resign and the new Second Lien Credit Agreement includes a commitment to create an advisory committee to assist Tecumseh's board of directors in working with a nationally recognized executive recruiting firm and to recommend to the board qualified candidates for various executive management positions, including the Chief Executive Officer position, (e) any material change in Tecumseh's present capitalization or dividend policy, (f) any other material change in Tecumseh's business or corporate structure, (g) any changes in Tecumseh's Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of Tecumseh by any person, (h) causing a class of securities of Tecumseh to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of Tecumseh's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities


                                Page 4 of 7 pages

CUSIP No. 878895 10 1

Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above. The foregoing notwithstanding, Michael A. Indenbaum intends to remain free to take such actions, including the making of such proposals, as he may from time to time deem appropriate in light of the circumstances which might arise from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The number and percentage of shares of Class B Stock beneficially owned by Michael A. Indenbaum as of February 26, 2007 are as follows:

                       Number   Percent
                       ------   -------
Michael A. Indenbaum      0       0.0%

     As described above, decisions regarding voting and disposition of the shares of Class B Stock in the Trusts are made by a majority of the trustees who are descendants of Kenneth Herrick, currently Todd W. Herrick and Toni L. Herrick. The trustees believe this is consistent with the way the Trusts have been administered before the Order. Michael A. Indenbaum is also one of the three trustees of the Trusts, but he does not exercise any voting or investment power over the Tecumseh shares held in the trusts. Comerica Bank resigned as a trustee of the Trusts. The Trusts collectively own 888,113 shares of Class B Stock, or approximately 17.5% of the outstanding Class B Stock. Michael A. Indenbaum has no economic interest, directly or indirectly, in any of the assets in the Trusts (including the shares of Class B Stock) or in any of the Trusts, he disclaims being a beneficial owner of any of those shares for any purpose, he is not reporting any of them as beneficially owned by him in this Schedule 13D and he expressly declares, as permitted by SEC Rule 13d-4, that neither his filing of this Schedule 13D nor his mention of the shares held by the Trusts in this Schedule 13D shall be construed as an admission that he is a beneficial owner of any of those shares for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934.

     Michael A. Indenbaum is also one of three members of the Board of Trustees of Herrick Foundation, which owns 1,305,425 shares (approximately 25.7% of the outstanding shares) of Class B Stock. As a member of the Board of Trustees, Michael A. Indenbaum might be viewed as sharing with the other members of the Board of Trustees the power to vote and/or dispose of shares of Class B Stock owned by Herrick Foundation. However, Herrick Foundation, a Michigan nonprofit corporation, is a "Private Foundation" as defined in the Internal Revenue Code of 1986, as amended, organized for charitable purposes. Like all of his fellow members of the Board of Trustees, Michael A. Indenbaum has no economic interest, directly or indirectly, in any of the assets (including shares of Class B Stock) of Herrick Foundation. Under the circumstances, Michael A. Indenbaum does not believe that he should be considered a beneficial owner of any of the shares of Class B Stock owned by Herrick Foundation, he disclaims beneficial ownership of any of them, and he is not reporting any of them as beneficially owned by him in this Schedule 13D. His mention of them in this Schedule 13D shall not be construed as an admission that he is a beneficial owner of any of those shares for purposes of Section 13(d) or 13(g) of the Securities Exchange Act.


                                Page 5 of 7 pages

CUSIP No. 878895 10 1

     The other trustees of the Trusts are Todd W. Herrick and Toni L. Herrick. The other members of the Board of Trustees of Herrick Foundation are Todd W. Herrick and Kent B. Herrick. Each of the Herricks is a citizen of the United States of America. Todd W. Herrick is one of the beneficiaries of the Trusts and is a director and the Chairman of the Board of Directors of Tecumseh. Kent B. Herrick is Todd W. Herrick's son and was the Executive Vice President of Global Business Development of Tecumseh until January 19, 2007. Toni W. Herrick is Todd
W. Herrick's sister and one of the beneficiaries of the Trusts. Toni W. Herrick is an artist and this is her present principal occupation. Todd W. Herrick has a business address at 100 East Patterson Street, Tecumseh, Michigan 49286. Toni L. Herrick's address is 7028 Foxmoor Court E, P.O. Box 19555, Kalamazoo, Michigan 49009. Kent B Herrick's address is 9693 Woodbend, Saline, Michigan 48176.

     None of Todd W. Herrick, Toni L. Herrick nor Kent B. Herrick has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Todd W. Herrick, Toni L. Herrick nor Kent B. Herrick has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     None of Michael A. Indenbaum, the Trusts nor Herrick Foundation has engaged in any transactions in shares of Class B Stock in the past 60 days. Michael A. Indenbaum is filing this Schedule 13D solely to update his ownership of Class B Stock.

     The beneficiaries of the Trusts have the right to receive dividends on shares of Class B Stock held in those trusts and the right to receive the proceeds from any sale of those securities. The beneficiaries of the Trusts are Todd W. Herrick, his sister, Toni Herrick, and their descendants.

     Herrick Foundation has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the 1,305,425 shares of Class B Stock owned by Herrick Foundation.

     Michael A. Indenbaum ceased to be a beneficial owner of more than five percent of the Class B Stock on August 12, 2004 or he was never the beneficial owner of more than five percent of the Class B Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than those relationships with other trustees of the Herrick Foundation that necessarily arise from being a co-trustee, the oversight responsibilities for Herrick Foundation that Michael A. Indenbaum necessarily shares with the other members of Herrick Foundation's Board of Trustees and the options granted to Tricap Partners LLC, described in amendment no. 1 to this
Schedule 13D, Michael A. Indenbaum has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any Class B Stock or any other


                                Page 6 of 7 pages

CUSIP No. 878895 10 1

securities of Tecumseh, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits or loss, division or profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 26, 2007                /s/ MICHAEL A. INDENBAUM
                                        ----------------------------------------
                                        Michael A. Indenbaum


                                Page 7 of 7 pages